SIMPSON THACHER & BARTLETT
            (A PARTNERSHIP WHICH INCLUDES PROFESSIONAL CORPORATIONS)



VIA FACSIMILE                                   January 27, 1994
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Stephen R. Volk, Esq.
Shearman & Sterling
599 Lexington Avenue
New York, New York 10022

Martin Lipton, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Gentlemen:

         As you are aware, the bidding procedures to which you each have committed require best and final bids no later than 5:00 p.m. on February 1,

1994. We want to confirm to you that Paramount fully intends to hold to that schedule. We believe both bidders have had more than a reasonable time to structure and propose a bid which will supply the highest value for the

Paramount shareholders. Moreover, having provided that opportunity, it is in the best interests of Paramount and its shareholders to now conclude the bidding process and the sale of Paramount in a timely manner. Any amendment to either the offer or back end consideration after February 1 would be in violation of the bidding procedures to which you have agreed. Lazard will be available to discuss with you any questions you may have before you submit your final bid.

                                                Very truly yours,

                                                /s/ Richard I. Beattie

                                                Richard I. Beattie